UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

eGain Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28225C806

(CUSIP Number)

Ashutosh Roy Chief Executive Officer eGain Corporation 1252 Borregas Avenue Sunnyvale, California 94089 (408) 636-4500	Stanley F. Pierson, Esq. Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28225C806

1.	Names of Reporting Persons Ashutosh Roy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,887,883[1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,887,883[1]

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,887,883

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.0%

14.	Type of Reporting Person (See Instructions) IN

1              Includes 320,833 shares subject to options to purchase common stock that are exercisable within 60 days.  Mr. Roy’s shares (excluding unexercised options) are held by his living trust, The Roy and Sharma Living Trust.  Mr. Roy has sole voting and dispositive power over the shares held by The Roy and Sharma Living Trust.

Explanatory Note: This Amendment No. 1 (this “Amendment”) relates to and amends the Schedule 13D of Ashutosh Roy, filed with the Securities and Exchange Commission on February 13, 2019 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of eGain Corporation, a Delaware corporation (the “Issuer”).

Item 5 of the Schedule 13D is hereby amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Schedule 13D shall remain unchanged.

Item 5.                                 Interest in Securities of the Issuer

(a) Items 7 through 11 and 13 of the cover page of this Amendment and the footnote thereto are incorporated herein by reference.  The percentage is based on 30,636,745 shares of Common Stock outstanding as of February 7, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2019 filed with the Securities and Exchange Commission on February 13, 2019.

(b) Mr. Roy has sole voting and dispositive power over the 8,887,883 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 13, 2020

Ashutosh Roy

	By:	/s/ Ashutosh Roy
Name: Ashutosh Roy